201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

June 23, 2016

Ms. Barbara C. Jacobs

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	IT Management, Inc.
Response to Comment letter dated May 20, 2016
Registration Statement on Form S-1
Filed: August 6, 2015
File No. 333-206127

Dear Ms. Jacobs:

Enclosed is the Pre-Effective Amendment No. 3 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated May 20, 2016.

General

1.	We note your response to prior comment 2; however, we are unable to concur with your conclusion. The definition of a shell company does not turn on the company’s active pursuit of a business plan, but rather on the scope of its business operations and assets. In this regard, we note that you have minimal operations and revenue, and assets consisting of cash and nominal assets. As such we believe that you fall within the definition of a shell company under Rule 405. As previously requested, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of your shell company status.

Response: The Company has disclosed on the prospectus cover that it is shell company and has made a risk factor disclosure.

Cover Page

2.	We are unable to locate revisions responsive to prior comment 3 and reissue the comment. Please delete the tabular presentation, which is not appropriate in the context of a resale registration statement.

Ms. Barbara C. Jacobs

June 23, 2016

Response: Deleted the tabular presentation.

Exhibits

3.	We are unable to locate Exhibit 3.1 in your amended filing and reissue prior comment 11.

Response: The Exhibit 3.1 was filed with Amendment No. 2, which was not reviewed by the Staff. This was discussed telephonically and resolved.

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc:	Daniel Trudeau, CFO
Claude Beauregard, President